Sullivan & Worcester LLP                    T 202 775 1200
1666 K Street, NW                           F 202 293 2275
Washington, DC 20006                        www.sandw.com


                                   August 24, 2010

    VIA EDGAR

    EDGAR Operations Branch
    Division of Investment Management
    Securities and Exchange Commission
    100 F Street, N.E.
    Washington, DC  20549



    Re:      Ametrine Capital, Inc.
             Information Statement on Schedule 14C
             File Numbers 333-153083; 814-776

    Ladies and Gentlemen:

         This letter sets forth responses to oral comments received from Dominique Minore of the staff of the Securities and Exchange Commission on August 20, 2010, pertaining to the preliminary information statement on
    Schedule 14C that was filed by Ametrine Capital, Inc. (the "Company") on August 10, 2010. Where noted, changes have been made and incorporated into the information statement.


1. Comment: Please describe the Company's plans regarding any ongoing operations and any continued registration under the 1933 Act and 1934 Act, if any, and how they will be funded. Please describe if the Company is considering liquidation, and that it will be required to renew its registration statement in order to issue any shares.

         Response: The following has been inserted as the first paragraph in the section "EFFECT ON OUR SHAREHOLDERS":


    "Upon withdrawal of its BDC election, the Corporation will maintain its registration under the Securities Exchange Act of 1934 (the "Exchange Act") and file regular reports as required thereunder, as discussed below. The Corporation has no current plans to liquidate its assets. Management is currently considering alternatives for how it will proceed going forward, including but not limited to selling the Corporation, acquiring or merging with existing companies, although there are no concrete definitive transactions structured to that effect. The costs for the Corporation's ongoing registration will continue to be funded by Meitav. In the event that the Corporation offers new securities for sale to the public, it will file a registration statement with the SEC absent an available exemption. Such registration statement would be on Form S-1 or an equivalent form if Form S-1 is not then available. The Corporation has no current plans to offer any such securities to the public. The Corporation is, and will continue to be after it ceases to be a BDC, a shell corporation as defined in Rule 12b-2 to the Exchange Act."


The Company further acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

                                                   Very truly yours,

                                                   /s/ Arie Heijkoop, Jr.
                                                   ------------------------
                                                   Arie Heijkoop, Jr.